PROXY MEMORANDUM

To:	Altria Shareholders

Subject:	Proposal # 5

Date:	April 19, 2021

Contact:	Catherine Rowan, Director, Socially Responsible Investments, Trinity Health rowancm@trinity-health.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

At the upcoming Altria Group, Inc. (“Altria” or “the Company”) annual shareholder meeting on May 20, 2021, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) regarding disclosure of lobbying policies and practices. Trinity Health and co-filers Reynders, McVeigh Capital Management, LLC and the Sisters of St. Joseph of Carondelet, St. Paul Province urge you to vote FOR Proposal # 5 as described below:

Resolved, the shareholders of Altria request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing grassroots lobbying communications.

2.	Payments by Altria used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Altria’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of the decision-making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this Proposal, “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Altria is a member.

The Proposal is part of an ongoing investor initiative for greater corporate political spending disclosure. We believe transparency and accountability in corporate spending to influence public policy are in the best interests of Altria shareholders. Without transparency and accountability, corporate assets can be used to promote public policy objectives which (a) may not be clearly reflective of investor interests, (b) may be at odds with other corporate values, and/or (c) may jeopardize Altria’s reputation to the detriment of shareholder value.

Altria has a large lobbying footprint, yet a complete picture of the Company’s spending to influence public policy, including payments to third-party groups and unreported grassroots lobbying, is unavailable to shareholders.

Proponents have engaged the Company on this issue in dialogue, and this has led to recent improvements in disclosure of state-by-state lobbying expenses and additional information on senior management’s oversight of lobbying and public policy activities. We commend the Company for these changes. However, disclosure regarding trade associations is limited to those associations where Altria serves in a leadership role. The Company does not disclose a complete list of its memberships in trade associations or advocacy groups. There is no disclosure of the non-deductible 162(e)(1)(a) portion of trade association payments that goes to lobbying. Such disclosure is needed in order for shareholders to better understand the risks and benefits of the Company’s lobbying activities and trade association memberships.

On its website, Altria Client Services reports spending $10,750,000 in 2020 on federal lobbying activities. Since 2010, Altria has spent more than $100 million on federal lobbying.1

The International Corporate Governance Network (ICGN), representing more than $18 trillion in assets, developed a policy framework in its 2011 Guidance on Political Lobbying and Donations for companies to consider, including to make a public commitment to publicly disclose lobbying activities and any direct or indirect expenditures over $10,000.2

In the wake of the riot at the US Capitol on January 6, 2021, transparency and accountability of corporate lobbying activities and expenditures are especially important.

After January 6, many companies stopped making Political Action Committee (PAC) contributions indefinitely3. It is not known whether the temporary changes and statements that companies made in response will be simply emergency measures to repair reputational damage, or something more lasting.4 As a result, investors are asking companies to commit to corporate political responsibility by improving disclosure of their lobbying expenses, including all “dark money” payments to third-party groups that use that money to influence policy.5

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1 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2020&id=d000000067

2 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

3 https://www.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/.

4 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump.

5 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or.

“Dark money” refers to spending meant to influence political outcomes where the source of money is not disclosed. While corporate donations to politicians and traditional PACs have strict limits, payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This means companies can give unlimited amounts to third-party groups that spend millions on lobbying and often undisclosed grassroots activity.

The dark money concerns for Altria shareholders focus on a) incomplete trade association disclosure, b) the need for social welfare group disclosure, c) tax-exempt organizations that write model legislation and d) risks posed by Altria’s undisclosed grassroots lobbying.

A. Incomplete trade association disclosure

Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.6 billion since 1998.6

Altria discloses membership in some trade associations where Company representatives sit on a board or committee, but the Company does not disclose publicly how much it pays the trade associations and the amounts of the payments spent on lobbying. For example, Altria sits on the board of the US Chamber of Commerce7, which spent $81.9 million on lobbying in 2020, yet Altria’s level of funding of the Chamber is not disclosed.

We believe Altria’s undisclosed trade association memberships and payments used for lobbying could pose reputational risks.

B. Need for social welfare group disclosure

•	Altria supports 501(c4)(4) welfare groups, directly and indirectly through its trade associations that engage in lobbying. For example, as noted by the proposal, Altria supports the Americans for Tax Reform, Goldwater Institute, Rio Grande Foundation, R Street Institute and Independent Women’s Forum, which were signatories to a February 2019 letter to the President criticizing the FDA’s “aggressive regulatory assault” on e-cigarettes.[8]

•	The dark money connections to the U.S. Capitol riot further highlight that social welfare groups can impact and pose risks to shareholders. The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA). Altria reportedly has given RAGA $609,000 in contributions for 2019 and 2020.[9] Shareholders have no way to know if Altria also made direct contributions to the Rule of Law Defense Fund, because Altria fails to provide disclosure of its contributions to social welfare groups.

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6 https://www.opensecrets.org/orgs/lobby.php?id=D000019798accessed March 23, 2020

7 https://www.uschamber.com/about/board-directors

8 https://www.nytimes.com/2019/03/15/health/tobacco-e-cigarettes-lobbying-fda.html.

9 https://truthout.org/articles/republican-ags-cannot-shake-ties-to-violent-trump-coup-attempt/

•	Altria also supports the Competitive Enterprise Institute (CEI), a 501(c)(4) social welfare group. On its website, CEI states it has been “instrumental in fighting climate alarmism” and advocating for the withdrawal of the United States from the Paris Climate Agreement.[10] In 2019, Altria and Juul were listed as sponsors of CEI's annual gala, according to a program[11] from the event obtained by The New York Times.

The Company’s current disclosure notably leaves out its payments to social welfare organizations 501(c)(4) organizations.

C. Lack of disclosure of payments to tax-exempt organizations that write model legislation

The American Legislative Exchange Council (ALEC) is a non-profit that convenes state lawmakers and corporations to promote model laws written by corporations. Altria is as a member of ALEC and serves on its Private Enterprise Advisory Council.12 ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change and workplace safety, and support paid sick leave preemption laws. More recently, it has drawn attention for ties to the Capitol riot and challenges to the validity of the presidential election results.13 Even before the riot, ALEC drew negative scrutiny for putting brand reputations at risk when a lawyer associated with it was involved in a phone call President Trump made to Georgia Secretary of State Brad Raffensperger in an attempt to overturn election results.14

To mitigate reputational risks of third-party involvement, more than 100 companies have left ALEC, including 3M, AT&T, Bristol-Myers Squibb, Coca-Cola, Comcast, Dow, General Motors, McDonald’s, Merck, PepsiCo, Pfizer and Proctor & Gamble.

D. Undisclosed grassroots lobbying

Another risk is paid grassroots lobbying hidden from public view, as it is not covered by the Lobbying Disclosure Act, even though it is part of an effort to influence legislation and public policy.15

According to a 2019 study, trade associations and social welfare groups spent $535 million on lobbying in 2017 and as much as additional $675 million on unregulated efforts to influence public policy.16 The $675 million that did not qualify as federal lobbying includes many staples of modern influence campaigns, such as strategic consulting, broadcast advertising, media relations, social media posts, and polling. This highlights a large unknown risk for investors.

For example, Altria financially supports the California Coalition for Fairness, which is campaigning for a referendum to repeal a state law banning the sale of flavored cigarettes. Through December 2020, the Coalition received $9.8 million from Philip Morris USA to assist its campaign to collect a sufficient number of petition signatures to place the referendum on the ballot in November 2022.17

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10 https://cei.org/issues/energy-and-environment/

11 https://int.nyt.com/data/documenthelper/1366-cei-gala-program/1438e537f20a04a672f6/optimized/full.pdf#page=1.

12 https://www.alec.org/person/daniel-smith/

13 https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/.

14 https://www.triplepundit.com/story/2021/reputation-alec-trump-phone-call/709706.

15 https://www.rollcall.com/2013/03/21/grass-roots-lobbying-tactics-evade-public-eye/.

16 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

17 https://ballotpedia.org/California_Flavored_Tobacco_Products_Ban_Referendum_(2022) ; https://csnews.com/californias-flavored-tobacco-ban-suspended-until-november-2022

Altria has been involved in starting grassroots Facebook campaigns with groups like “Oregonians Against Tax Hikes” and “No Blank Checks for Colorado” that look like citizen groups concerned about taxes. Companies use Facebook's ad platform to micro-target voters to sign online petitions, allowing companies to gain signees' addresses, email addresses and phone numbers.18 (Fortune reported that last fall that Altria stood aside as Colorado and Oregon passed tobacco tax increases. 19

While Altria is rated highly on political spending disclosure, it falls short on transparency regarding lobbying.

Altria’s Opposition Statement notes that the Company has been rated in the top tier of the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. The CPA-Zicklin ranking does not cover lobbying spending disclosure.

On its website, Altria states that when company contributions to trade associations and social welfare organizations organization exceed $50,000, it requests what portion of its dues or similar payment is used for political activities, making it non-deductible under Section 162(e) (1)(b) of the Internal Revenue Code.20 However, 162(e)(1)(b) applies to political contribution non-deductible payments, while 162(e)(1)(a) captures lobbying non-deductible payments. Any disclosure of Altria payments used for political contributions will not include payments to trade associations and social welfare organizations made by Altria that are used for lobbying purposes.21

Improved disclosure of the company’s lobbying expenditures will ensure board and management oversight to safeguard that lobbying is being done in shareholder and Altria’s best interests.

The well-documented reputational risks of Altria’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that Altria’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 5, the shareholder proposal requesting a report on the Altria’s lobbying expenditures.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Trinity Health is not able to vote your proxies, nor does this communication contemplate such an event. Trinity Health urges shareholders to vote for Proposal following the instructions provided on management's proxy mailing.

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18 https://money.yahoo.com/2019-09-19-big-tobacco-grassroots-facebook-campaigns.html

19 https://fortune.com/2021/01/09/big-tobacco-cigarette-taxes-prices-colorado-oregon/

20 http://www.altria.com/About-Altria/Government-Affairs/disclosures-transparency/Pages/default.aspx?src=leftnav

21 26 USC Section 162 (e)(1)(a) is the code that covers lobbying. Cornell University Law School Legal Information Institute, “26 U.S. Code § 162 - Trade or business expenses,” https://www.law.cornell.edu/uscode/text/26/162.